ARNOLD & [redacted]

02028872

Arturo Caraballo
Arturo_Caraballo@aporter.com
202.942.5154
202.942.5999 Fax
555 Twelfth Street, NW
Washington, DC 20004-1206

May 6, 2002

SUPPL

MAY 6 2002

BY HAND DELIVERY

U.S. Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549

Re: Rule 12g3-2(b) Exemption of Corporación EDC, C.A. (#82-4914)

Ladies and Gentlemen:

In connection with the exemption of Corporación EDC, C.A. ("CEDC") under Rule 12g3-2(b) (the "Rule") under the Securities and Exchange Act of 1934, as amended, granted by the Commission on November 30, 1998, we hereby submit on behalf of CEDC certain supplemental information in accordance with the requirements of the Rule.

Pursuant to subparagraph (1)(iii) and paragraph (4) of the Rule, we enclose herewith English and Spanish versions of Grupo EDC's "First Quarter Report, 2002" which was disseminated to the shareholders of CEDC on May 3, 2002.

If you should have any questions regarding the enclosed supplemental information, please contact the undersigned at (202) 942-5154.

PROCESSED
MAY 14 2002
THOMSON
FINANCIAL

Very truly yours,

Arturo Caraballo

dw 5/8

Enclosure

I. REPORT TO THE SHAREHOLDERS

Grupo EDC, First Quarter 2002 Results

Grupo EDC announced its combined results as of March 31, 2002 and those corresponding to **C.A. La Electricidad de Caracas and Affiliated Companies (EDC)** and **Corporación EDC, C.A. and Affiliated Companies (CEDC)**. Below we present a summary of these results, as well as the business activities during the period.

Important Highlights

- On February 12, 2002 the Venezuelan Government adopted a floating exchange rate policy, and as a result of this the exchange rate on March 31, 2002 was Bs. 894.50 / US dollar.
- The Regulatory Authority authorized tariff adjustments averaging 10.8%, 3.3% in January and 7.5% in April, the last one being as a result of the variations associated with the macroeconomic variables during the first quarter of this year.
- CEDC sold its participation in CANTV for US$ 91.5 million.
- Apart from the effect of the exchange rate differential and the non-recurring loss regarding the sale of the CANTV shares, Grupo EDC's profit would have been Bs. 42 billion.
- Andrés Gluski and Steven Clancy were appointed President of the Board of Directors and Executive President of EDC and CEDC, respectively.
- Grupo EDC contributed 399 GWh to the National Interconnected System.
- A dividend in the amount of Bs. 17.50 per share was approved (EDC).
- Administradora Serdeco began servicing the clients of PDVSA-Gas.

Summary of First Quarter 2002 Results

	1T 2001	1T 2002			
In millions of Bolivars	GRUPO EDC	EDC	CEDC	GRUPO EDC	Change
Operating Revenues	170,207	148,095	19,622	167,717	-1.5%
Operating Expenses	(74,036)	(70,940)	(6,897)	(77,837)	5.1%
EBITDA	96,171	77,155	12,725	89,880	-6.5%
EBITDA Margin	56.5%	52.1%	64.9%	53.6%	-
Net Income (Loss)	**28,142**	**33,672**	**8,382**	**42,054**	**49.4%**
Including the effects from:					
Net Exchange Gain (Loss)	4,488	(59,123)	3,452	(55,671)	-
Loss in Sale of CANTV	0	0	(37,485)	(37,485)	-
Net Income (Loss)	**32,630**	**(25,451)**	**(25,651)**	**(51,102)**	-

- The combined operating revenues as of March 31, 2002 decreased slightly (1.5%) when compared with revenues during the same period of 2001, resulting from the lag in tariff increases (3.3%) with respect to the accumulated inflation (17.6%), in spite of an increase in energy sold (kWh) in the amount of 7.7% for EDC.

- The combined operating expenses increased by 5.1% during the first quarter of 2002, primarily due to a 33.5% increase in the combustion costs for EDC, partially offset by the continued effort in the cost reduction and efficiency operation plans at the company.

- The combined EBITDA derived from profits before taxes, interest, depreciation of fixed assets and amortizations was Bs. 89.8 billion. EDC's EBITDA for the quarter was 77.2 billion, while CEDC reported an EBITDA of 12.7 billion.

- The EBITDA margin of Grupo EDC was 53.6%, decreasing relative to the first quarter of 2001 by 2.9 percentage points. EDC's EBITDA margin for the quarter was 56.1%, while CEDC reported an EBITDA margin of 64.8%.

- Other income and expenses, net, resulted in a Bs. 37.2 billion expense due to the loss that was realized from the sale of the C.A. Nacional de Telefonos de Venezuela, CANTV investment owned by Inversiones Inextel, C.A., a CEDC affiliate.

- Integral Cost of Financing:

	1Q 2001			1Q 2002		
In Millons of Bolivars	EDC	CEDC	Grupo EDC	EDC	CEDC	Grupo EDC
Interest and Financial Expenses	(25,131)	(4,644)	(29,775)	(45,398)	(8,203)	(53,601)
Interest Earned	8,707	835	9,542	20,726	23	20,749
Net Exchange Gain (Loss)	3,487	1,001	4,488	(59,123)	3,452	(55,671)
Result of Exposure to Inflation	8,147	3,003	11,150	29,252	8,555	37,807
Integral Financing (Cost) Benefit	**(4,790)**	**195**	**(4,595)**	**(54,543)**	**3,827**	**(50,716)**

- The variation in the integral cost of financing is the result from the combined effect of the increase of the value of the US dollar compared with the Bolivar (Bs. 707.75 per US dollar on March 31, 2001 vs. Bs. 894.5 per US dollar on March 31, 2002), the net monetary position in foreign currency and the increase in interest rates.
- At the end of the first quarter, Grupo EDC reported a net loss of Bs. 51.1 billion. However, aside from the exchange rate differential and the non-recurring loss regarding the sale of the CANTV shares, Grupo EDC would have reported a profit of Bs. 42 billion compared to Bs. 28.1 billion for the same period of 2001.

Financial Debt of Grupo EDC

- As of March 31, 2002 the Bolivar denominated debt of Grupo EDC was Bs. 307.7 billion, reflecting a decrease of 2.0% with respect to the period ending December 31, 2001, which was basically due to maturities with local banks. At the same time, the US dollar denominated debt was US$ 680.7 million, which was slightly lower (0.5%)

with respect to the period ending December 31, 2001, this due to amortizations taken during the first quarter of 2002. In summary, the total financial debt of Grupo EDC as of March 31, 2002 was Bs. 914.4 billion (US$ 1,025.7 million).

- Of the total debt, 66% is denominated in foreign currency, the largest percentage being in US Dollars and Euros. The remaining 34% is denominated in Bolivars.
- The average cost of debt for the first quarter ending March 31, 2002 was 7.2% for the portion in foreign currency and 37.1% for the Bolivar-denominated debt.

New Exchange System

- On February 12, 2002 President Chavez announced a new exchange rate system that allowed the Bolivar to float freely; it's value to be determined by the link between the bid and ask price, thus abandoning the previous exchange band system. As a result of this, the US dollar has fluctuated between a high of Bs. 1,079.50/US$ at the close of February 5, 2002 and a low of Bs. 851.00/US$ at the close of February 14, 2002.
- As a result of the new exchange rate policy, Grupo EDC reinforced and accelerated the implementation of its cost reduction and operating efficiency programs, inventory and investment rationalization, the sale of non-core assets, without affection the quality of service and the attention to the client.

Summary of Activities

Tariff System

- On January 1, 2002 the tariffs were adjusted by approximately 3.02%, in accordance with the allotted increments in the Extraordinary Official Gazette No. 5.540 of 6/30/01. On January 23, 2002 the tariffs were adjusted by 0.34%, resulting from the application of the Price Adjustment Factor (PAF) stated in the previously mentioned Gazette. The explanation for this adjustment is to keep tariff levels in line with real macroeconomic variables (inflation and exchange rate) that are taken into consideration in the calculations of the tariffs.
- On April 4th a resolution was published in the Official Gazette No. 37.415 in conjunction with the Ministries of Energy and Mines (MEM) and of Production and Commerce, which set new tariff levels for the remainder of 2002. These new tariffs represent an adjustment of 7.5% and are the result of revising the macroeconomic variables that are taken into consideration in the original calculation of the tariffs.
- This resolution provides the application of PAF whenever the changes in the macroeconomic variables exceed the parameters previously established for the tariffs calculation. This resolution will be in force for the remainder of the year.

- The new resolution also establishes mechanisms aimed at reducing electrical energy consumption at the national level, but this depends on the MEM's approval of this resolution.

- Tariff Distributions by Sector According to Official Gazette No. 37.415 :

Type of Service	Bs./kWh
Residential	62.5
General	61.4
Industrial	45.6
Average	58.4

Shareholders Meetings

At the Meetings held on March 20, 2002, the shareholders approved the following:

- EDC and CEDC's financial statements for fiscal year 2001.
- Appointed the new boards of directors for the period of 2002-2003, confirming the majority of the principal and alternate directors, as well as adding Jonathan Coles and Nelson Ortiz as principal and alternate directors, respectively.
- The issuance of commercial paper in the amount of Bs. 100 billion or it's equivalent in foreign currency.
- The issuance of shares for the employees of EDC y CEDC.
- Maintain the authorized capital of EDC in the amount of Bs. 598,800 million, and the shareholders authorized the Board of Directors to decide when the capital should be subscribed.
- Declare a dividend in the amount of Bs. 17.50 per share, and the Board of Directors were authorized to decide when the dividend will be paid that the form it will take.

New Appointments:

- At the meeting on March 20, 2002 the Boards of Directors of EDC and CEDC named Andres Gluski President of the Board of Directors and Steven Clancy Executive President of both companies. Also, Julian Nebreda was appointed Executive Vice President of Finance

Dividends

- The Board of Directors of C.A. La Electricidad de Caracas, in accordance with the authorization that was granted at the Ordinary Shareholders Meeting held on March 20, 2002, announced the payment of the ordinary cash dividend that had been approved at the meeting. The amount that will be distributed will be Bs.17.50 per share (Bs. 875.00 per ADR) to the shareholders of record as of April 12, 2002, with a payment date of April 18, 2002.

Energy Sold to the National Interconnected System

- During the first quarter of 2002, EDC exported 278 GWh in electrical power to the National Interconnected System in order to help mitigate the generation shortage due to low water levels in the Guri Dam.
- During the first quarter of 2002, Generación de Energía y Vapor (GENEVAPCA) fulfilled it's commitment to the petroleum industry, in helping to aid the lack of energy in the Paraguana Penninsula region (where it's operations are located) with a total of 121 GWh, which amounted to 70% of the needs of the region.

Maintenance for the 400 MW Unit at the Ampliación Tacoa Plant

- In January the primary maintenance work for Unit No. 7 at the Tacoa plant was completed. This was done over a four-week period, which turned out to be one half of the time that was originally anticipated. Because of this work, EDC was unable to supply energy to the National Interconnected System, and only exported 58 GWh in January.

Sale of the Shares of Compañía Anónima Nacional de Teléfonos CANTV

- On March 20th Corporación EDC, C.A. announced that it's subsidiary Inextel, C.A. sold in a single transaction 7,179,312 ADS of Compañía Anónima Nacional Teléfonos de Venezuela (CANTV), at a price of US$ 12.75 per ADS, for a total of US$ 91.5 million.

Integral Commercial Customer Service for PDVSA-Gas Clients

- On January 1st, 2002, an agreement between Administradora Serdeco and PDVSA-Gas came into force. This agreement establishes customer service for the domestic gas network in the Greater Caracas area and includes meter readings; invoicing; collection; suspension, reconnection and installation of service; reception of payments; and responding to requirements. The project has been very successful and, already for the first quarter of 2002, it has rendered integral commercial service to approximately 93% of a total of 250,000 clients.

Community Integral Education Program

- In October 2001, EDC began a Community Integral Education Plan, which addressed accident prevention and overall security measures to be followed with regard to electrical installations, as well as to create public awareness of the value of electrical energy and the importance of energy conservation.
- During the quarter, we initiated the phases of the diagnostic, information, formation, prevention and evaluation programs in the 34 schools and communities that make up a large part of this pilot project.

The results presented in this Report have not been audited and have been prepared according to existing Venezuelan Accounting Principles for companies whose shares are registered with the Venezuela's Comisión Nacional de Valores (National Securities Commission). The results have been adjusted for the effects of inflation according to Venezuelan Accounting Principles and are presented in constant bolivars as of March 31, 2002. The exchange rate as of March 31, 2002 was 894.50 bolivars/US dollar, and the average exchange rate for the period was 859.70 bolivars/US dollar.

Grupo EDC, a Venezuelan affiliate of The AES Corporation, is comprised of two companies, C.A. La Electricidad de Caracas (EDC) and Corporación EDC (CEDC). EDC provides electric service principally to metropolitan Caracas and surrounding areas and is the largest private-sector electric utility in Venezuela. CEDC concentrates its activities in non-regulated businesses in electricity and telecommunications. Shares of the two companies trade together as "stapled" shares on the Venezuelan stock exchanges. Its American Depositary Receipts trade over the counter in the United States under the ticker symbol "ELDAY"

AES is a leading global power company comprised of competitive generation, distribution, and retail supply businesses in 40 countries.

AES is dedicated to providing electricity worldwide in a socially responsible way. Please direct questions or comments related to this report to Investor Relations at: info@edc-ven.com

C.A. La Electricidad de Caracas   Corporación EDC, C.A.

II. COMBINED FINANCIAL STATEMENTS

INCOME STATEMENT HIGHLIGHTS
(Based on unaudited financial statements and expressed in millions of constant bolivars as of March 31, 2002)

	EDC	CEDC	Grupo EDC	Grupo EDC	Grupo EDC
	Jan-Mar 02	Jan-Mar 02	Jan-Mar 02	Jan-Mar 01	Jan-Mar 02 US$
Operating Revenues	148,095	19,622	**167,717**	**170,207**	187.50
EBITDA	77,155	12,725	**89,880**	**96,171**	100.48
Net Income (Loss)	(25,451)	(25,651)	**(51,102)**	**32,630**	(57.13)

BALANCE SHEETS HIGHLIGHTS
(Based on unaudited financial statements and expressed in millions of constant bolivars as of March 31, 2002)

	EDC	CEDC	Grupo EDC	Grupo EDC	Grupo EDC
	31 Mar 02	31 Mar 02	31 Mar 02	31 Mar 01	31 Mar 02 US$
Cash and Cash Equivalents	228,184	13,112	**241,296**	**220,670**	269.76
Property, Plant and Equipment, net	2,074,810	261,144	**2,335,954**	**2,443,067**	2,611.46
Total Assets	2,812,423	390,236	**3,202,659**	**3,574,560**	3,580.39
Bank Loans and CPLTD (1)	370,552	21,017	**391,569**	**537,528**	437.75
Long Term Debt	521,522	3,556	**525,078**	**417,634**	587.01
Total Liabilities	1,136,281	211,844	**1,348,125**	**1,374,665**	1,507.13
Equity	1,676,142	178,392	**1,854,534**	**2,199,895**	2,073.26
Total Capitalization	2,568,216	202,965	**2,771,181**	**3,155,057**	3,098.02
EBITDA/Interest and Financial Expenses, net	3.13	1.56	**2.74**	**4.75**	2.74
Total Debt/EBITDA*	2.89	0.48	**2.55**	**2.48**	2.55
Financial Debt/Capitalization Total	34.74%	12.11%	**33.08%**	**30.27%**	33.08%
EBITDA Margin	52.10%	64.85%	**53.59%**	**56.50%**	53.59%

*Ratio reflects annualized calculations.

(1) CPLTD = Current Portion of Long Term Debt.

III. FINANCIAL STATEMENTS

C.A. LA ELECTRICIDAD DE CARACAS Y COMPAÑIAS FILIALES
CONSOLIDATED INCOME STATEMENT

(Based on unaudited financial statements and expressed in millions of constant bolivars as of March 31, 2002)

	2001 1Q	2002 1Q	2002 1Q US$
Operating Revenues	147,694	**148,095**	174.33
Operating Expenses	(67,111)	**(70,940)**	(83.51)
EBITDA	**80,583**	**77,155**	**90.82**
EBITDA MARGIN	**54.56%**	**52.10%**	**52.10%**
Depreciation and Amortization	(50,741)	**(46,607)**	(54.86)
EBIT	**29,842**	**30,548**	**35.96**
EBIT MARGIN	**20.21%**	**20.63%**	**20.63%**
Other Income and Expenses (Net)	(2,076)	**1,108**	1.30
Interest and Financial Expenses	(25,131)	**(45,398)**	(53.44)
Interest Earned	8,707	**20,726**	24.40
Net Exchange Gain (Loss)	3,487	**(59,123)**	(69.60)
INCOME BEFORE TAXES AND EXPOSURE TO INFLATION	**14,829**	**(52,139)**	**(61.38)**
Result of Exposure to Inflation	8,147	**29,252**	34.43
Provision for Income Tax	(2,372)	**(2,564)**	(3.02)
Minority Interest	(22)	**-**	-
NET INCOME (LOSS)	**20,582**	**(25,451)**	**(29.96)**
NET MARGIN	**13.94%**	**-17.19%**	**-17.19%**
NET INCOME PER SHARE	6.59	**(8.15)**	(0.010)
NET INCOME PER ADR	329.42	**(407.35)**	(0.480)
SHARES OUTSTANDING (millions)**	3,124	**3,124**	3,124
EBITDA/Interest and Financial Expenses , net	4.91	**3.13**	3.13
Net Income/Equity (ROE)*	4.38%	**-6.07%**	-6.07%

*Ratio reflects annualized calculations.

**Twelve-month weighted average

C.A. LA ELECTRICIDAD DE CARACAS Y COMPAÑIAS FILIALES
CONSOLIDATED BALANCE SHEET

(Based on unaudited financial statements and expressed in millions of constant bolivars as of March 31, 2002)

	2001 31 March	2002 31 March
ASSETS		
Current Assets	617,787	**658,312**
Cash and Cash Equivalents	192,615	**228,184**
Property, Plant and Equipment, net	2,161,101	**2,074,810**
Investments	66,889	**31,159**
Long Term Accounts Payable	28,648	**40,915**
Intangible Assets and Deferred Credits	1,189	**7,227**
Total Assets	**2,875,614**	**2,812,423**
LIABILITIES AND EQUITY		
Current Liabilities	495,514	**537,116**
Bank Loans and Overdrafts	243,780	**265,510**
Current Portion of Long Term Debt	140,459	**105,042**
Long Term Debt	415,053	**521,522**
Others Liabilities	83,724	**77,502**
Minority Interests	738	**141**
Equity	1,880,585	**1,676,142**
Total Liabilities and Equity	**2,875,614**	**2,812,423**
Current Assets/Current Liabilities	1.25	**1.23**
Short Term Debt/Long Term Debt	0.93	**0.71**
Equity/Total Assets	65.40%	**59.60%**
Financial Debt/Total Capitalization	29.83%	**34.74%**

C.A. La Electricidad de Caracas

IV. TECHNICAL DATA

	Unit	1Q 2002	1Q 2001
GENERATION AND ENERGY PURCHASES, NET	**GWh**		
GENERATED		3,160	2,245
PURCHASED ENERGY		71	614
INTERNAL CONSUMPTION AND LOSSES		(664)	(476)
TOTAL ENERGY SOLD		**2,567**	**2,383**
SALES	**GWh**	**2,567**	**2,383**
Residential		811	872
Industrial		441	457
General		830	846
Government /Public Lighting		830	846
Export Energy		278	
NUMBER OF CLIENTS	**Num.**	**1,180,639**	**1,164,059**
Residential		1,003,887	990,666
Industrial		9,783	9,922
General		159,219	155,749
Government /Public Lighting		7,750	7,722
TOTAL LOSSES (Twelve-month moving average)	**%**	15.17	12.08
TOTAL OUTAGE TIME (T.T.A.)	**minutes**	368	364

- The variation in energy losses is due to a change in the method of calculation, as well as the appropriate parameter determination established in the methodology. EDC during the first quarter of 2002 has intensified its program for reducing its non-technical losses, in order to bring them down to adequate levels.

V. FINANCIAL STATEMENTS

CORPORACION EDC C.A. Y COMPAÑIAS FILIALES
CONSOLIDATED INCOME STATEMENT

(Based on unaudited financial statements and expressed in millions of constant bolivars as of March 31, 2002)

	2001 1Q	2002 1Q	2002 1Q US$
Operating Revenues	22,513	**19,622**	21.94
Operating Expenses	(6,925)	**(6,897)**	(7.71)
EBITDA	**15,588**	**12,725**	**14.23**
EBITDA MARGIN	**69.24%**	**64.85%**	**64.85%**
Depreciation and Amortization	(4,688)	**(4,265)**	(4.77)
EBIT	**10,900**	**8,460**	**9.46**
EBIT MARGIN	**48.42%**	**43.11%**	**43.11%**
Other Income and (Expenses) Net	997	**(38,319)**	(42.84)
Interest and Financial Expenses	(4,644)	**(8,203)**	(9.17)
Interest Earned	835	**23**	0.03
Net Exchange Gain (Loss)	1,001	**3,452**	3.86
LOSS BEFORE TAXES AND EXPOSURE TO INFLATION	**9,089**	**(34,587)**	**(38.67)**
Result of Exposure to Inflation	3,003	**8,555**	9.56
Provision for Income Tax	(527)	**(1,542)**	(1.72)
Equity Participation in Unconsolidated Subsidiaries	796	**-**	-
Minority Interests	(313)	**1,923**	2.15
NET INCOME (LOSS)	**12,048**	**(25,651)**	**(28.68)**
NET MARGIN	**53.52%**	**N.A.**	**N.A.**
NET INCOME (LOSS) PER SHARE	3.71	**(7.90)**	(0.009)
NET INCOME (LOSS) PER ADR	185.47	**(394.87)**	(0.441)
SHARES OUTSTANDING**	3,248	**3,248**	3,248
EBITDA/Interest and Financial Expenses , net	4.09	**1.56**	1.56
Net Income (Loss)/Equity*	15.09%	**N/A**	N/A

*Ratio reflects annualized calculations.

**Twelve-month weighted average

Corporación EDC, C.A.

CORPORACION EDC C.A. Y COMPAÑIAS FILIALES
CONSOLIDATED BALANCE SHEET

(Based on unaudited financial statements and expressed in millions of constant bolivars as of March 31, 2002)

	2001 31 March	2002 31 March
ASSETS		
Current Assets	85,450	68,644
Cash and Cash Equivalents	28,055	13,112
Property, Plant and Equipment, net	281,966	261,144
Investments	318,961	47,516
Deferred Charges and other assets	12,569	12,932
Total Assets	**698,946**	**390,236**
LIABILITIES AND EQUITY		
Current Liabilities	371,172	201,429
Bank Loans and Overdrafts	28,415	19,831
Current Portion of Long Term Debt	124,874	1,186
Long Term Debt	2,581	3,556
Deferred Credits and other provisions	962	1,519
Minority Interests	4,921	5,340
Equity	319,310	178,392
Total Liabilities and Equity	**698,946**	**390,236**
Current Assets/Current Liabilities	0.23	0.34
Short Term Debt/Long Term Debt	59.39	5.91
Equity/Total Assets	45.68%	45.71%
Financial Debt/Total Capitalization	32.80%	12.11%

I. REPORTE A LOS ACCIONISTAS

Grupo EDC, Resultados del Primer Trimestre del 2002

El Grupo EDC anunció sus resultados combinados al 31 de marzo del 2002 y los correspondientes a **C.A. La Electricidad de Caracas y Compañías Filiales (EDC)** y **Corporación EDC, C.A. y Compañías Filiales (CEDC)**. Seguidamente, presentamos un resumen de éstos resultados así como las actividades desarrolladas durante el período.

Aspectos Resaltantes

- El 12 de febrero de 2002, el Gobierno Nacional decidió adoptar el esquema cambiario de flotación, en consecuencia el tipo de cambio al 31 de marzo de 2002 se ubicó en Bs. 894,50 por US Dólar.
- El Ente Regulador autorizó ajustes de las tarifas en un promedio del 10,8%, desglosado de la siguiente forma: 3.3% en enero y 7,5% en abril; este último como consecuencia de las variaciones de las variables macroeconómicas experimentadas durante el primer trimestre del año.
- CEDC vendió su participación en CANTV por un total de US$ 91,5 millones.
- Al excluir el efecto por diferencial cambiario y la pérdida no recurrente en la venta de su inversión en CANTV la Utilidad del Grupo EDC resultaría en Bs. 42 millardos.
- Designados Andrés Gluski y Steven Clancy como Presidente de la Junta Directiva y Presidente Ejecutivo de EDC y CEDC, respectivamente.
- El Grupo EDC contribuyó con 399 GWh al sistema interconectado nacional.
- Fue aprobado un dividendo de 17,50 Bs./Acción (EDC).
- Administradora Serdeco inició los servicios de Atención Integral a Clientes de PDVSA-Gas.

Resumen de Resultados Financieros al 31 de Marzo del 2002

	1T 2001	1T 2002			
En Millones de Bolivares	GRUPO EDC	EDC	CEDC	GRUPO EDC	Variación
Ingresos de Operación	170,207	148,095	19,622	167,717	-1.5%
Gastos de Operación	(74,036)	(70,940)	(6,897)	(77,837)	5.1%
EBITDA	96,171	77,155	12,725	89,880	-6.5%
Margen EBITDA	56.5%	52.1%	64.9%	53.6%	-
Utilidad (Pérdida) Neta	**28,142**	**33,672**	**8,382**	**42,054**	**49.4%**
Incluyendo los efectos:					
Diferencia en Cambio	4,488	(59,123)	3,452	(55,671)	-
Pèrdida en venta de CANTV	0	0	(37,485)	(37,485)	-
Utilidad (Pérdida) Neta	**32,630**	**(25,451)**	**(25,651)**	**(51,102)**	-

- Los ingresos en operación combinados al 31 de marzo de 2002, mostraron una leve disminución (1,5%) en comparación con los ingresos obtenidos en el mismo periodo del 2001, como producto del rezago en el aumento de las tarifas (3,3%) con respecto a la inflación acumulada (17,6%), a pesar del incremento en la energía vendida (kWh) en un 7,7% para EDC.

- Los gastos de operación combinados mostraron un incremento para el primer trimestre de 2002 del 5,1%, principalmente como resultado de los aumentos experimentados en los costos de combustibles para EDC en un 33,5%, y compensado por el continuo esfuerzo de reducción de costos y eficiencia operativa implementados en la empresa.

- El EBITDA combinado proveniente de utilidades antes de impuestos, intereses, la depreciación de activos fijos y las amortizaciones, fue de Bs. 89,8 millardos. EBITDA para EDC fue 77,2 millardos, mientras que para CEDC se ubicó en 12,7 millardos.

- El margen EBITDA del Grupo EDC se ubicó en 53,6%, disminuyendo en relación con el primer trimestre de 2001 en 2,9 puntos porcentuales; Al cierre del trimestre, EDC registró un margen EBITDA de 56,1%. CEDC por su parte registró un margen EBITDA de 64,8%.

- Otros ingresos y gastos, netos resultaron en un gasto de Bs. 37,2 millardos como consecuencia de la pérdida realizada en la venta de la inversión de Inversiones Inextel, C.A., filial de CEDC, en C. A. Nacional de Teléfonos de Venezuela, CANTV.

- Costo Integral de Financiamiento:

	1T 2001			1T 2002		
En Millones de Bolivares	EDC	CEDC	Grupo EDC	EDC	CEDC	Grupo EDC
Intereses y Gastos Financieros	(25,131)	(4,644)	(29,775)	(45,398)	(8,203)	(53,601)
Intereses Ganados	8,707	835	9,542	20,726	23	20,749
Diferencia en Cambio Neta	3,487	1,001	4,488	(59,123)	3,452	(55,671)
Resultado por Exposición a la Inflación	8,147	3,003	11,150	29,252	8,555	37,807
(Costo) Beneficio Integral Financiamiento	**(4,790)**	**195**	**(4,595)**	**(54,543)**	**3,827**	**(50,716)**

- La variación en el costo integral de financiamiento para el Grupo EDC, al 31 de marzo de 2002, es el resultado del efecto combinado del incremento del valor del dólar con respecto al bolívar para el período (Bs. 707,75 por US Dólar al 31 de marzo de 2001 vs. Bs. 894,5 por US dólar al 31 de marzo de 2002), sobre la posición monetaria neta en moneda extranjera y el aumento de las tasas de interés.

- Al cierre del primer trimestre, el Grupo EDC presenta una pérdida neta de Bs. 51,1 millardos. Sin embargo, de excluirse de los resultados la exposición por diferencial cambiario y la pérdida no recurrente de la venta de CANTV, el Grupo EDC reportaría una utilidad neta de Bs. 42 millardos en comparación con los Bs. 28,1 millardos del mismo periodo del 2001.

Deuda Financiera del Grupo EDC

- Para el 31 de marzo de 2002, la deuda del Grupo EDC denominada en bolívares se ubicó en Bs. 307,7 millardos, reflejando una disminución del 2,0% con respecto al 31 de diciembre de 2001, debido a vencimientos con la banca local. Así mismo, la deuda denominada en dólares se ubicó en US$ 680,7 millones mostrando una leve disminución (0,5%) con respecto al 31 de diciembre de 2001, esto debido a las amortizaciones realizadas durante el primer trimestre del 2002. En resumen, el total de la deuda financiera del Grupo EDC, para el 31 de marzo de 2002 se ubicó en Bs. 914,4 millardos (US$ 1.025,7 millones).
- De la deuda total, el 66% esta denominada en moneda extranjera siendo las principales monedas el US dólares y los Euros. El 34% restante esta denominado en bolívares.
- El costo promedio de la deuda para el trimestre finalizado el 31 de marzo de 2002 fue de 7,2% para la porción en moneda extranjera y 37,1% para la denominada en bolívares.

Nuevo Régimen Cambiario

- El 12 de Febrero de 2002, el Presidente Chávez anunció al país un nuevo régimen cambiario que consiste en permitir la flotación de la divisa con respecto al Bolívar; el valor de la misma lo determina la relación entre la oferta y la demanda, dejando atrás al anterior esquema de bandas. A partir de esta fecha, el dólar norteamericano ha fluctuado entre un máximo de 1.079,50 Bs./US$ al cierre del 5/02/2002 y un mínimo de 851,00 Bs./US$ al cierre del 14/02/2002.
- A raíz de esta coyuntura económica El Grupo EDC, reforzó y aceleró la implementación de sus programas de reducción de costos y eficiencia operativa, racionalización de inventarios e inversiones, venta de activos no médulares, sin afectar la calidad del servicio y la atención al cliente.

Resumen de Actividades

Régimen Tarifario

- El 01 de enero del 2002 las tarifas se ajustaron aproximadamente en un 3,02%, de acuerdo a los incrementos previstos en la Gaceta Oficial N° 5.540 Extraordinario del 30/06/2001. Adicionalmente el 23 de Enero del 2002 las tarifas tuvieron un nuevo ajuste en un 0,34% debido a la aplicación del Factor de Ajuste de Precios (FAP) con base a lo estipulado en la Gaceta antes mencionada. El FAP tiene por objetivo mantener en términos reales los niveles tarifarios ajustando la tarifa para reflejarse las variaciones ocurridas en las variables macroeconómicas consideradas para el calculo de las tarifas (tipo de cambio, inflación interna e inflación externa)
- El 04 de Abril fue publicada en Gaceta Oficial No. 37.415 una resolución conjunta de los ministerios de Energía y Minas y de Producción y Comercio en la cual se fijan las

nuevas tarifas a aplicar en lo que resta del año 2002. Estas nuevas tarifas representan un ajuste adicional de 7,5 % y es producto de la revisión de las variables macroeconómicas(inflación y tipo de cambio) tomadas en cuentas para el cálculo de la tarifa.

- La resolución de tarifa prevé la aplicación del FAP en la medida en que las variables macroeconómicas no se comporten de conformidad con los parámetros establecidos para la tarifa. Esta resolución estará vigente hasta finales del año.
- La nueva resolución también estable mecanismos para incentivar la reducción del consumo de energía eléctrica a nivel nacional pero su instrumentación dependerá de la aprobación definitiva por parte del MEM de su reglamento correspondiente .
- Tarifas vigentes por sector según Gaceta Oficial No. 37.415 :

Tipo de Servicio	Bs./kWh
Residencial	**62,5**
General	**61,4**
Industrial	**45,6**
Promedio	**58,4**

Asambleas Ordinarias de Accionistas

En Asambleas realizadas el 20 de marzo de 2002, los accionistas aprobaron los siguientes puntos:

- Estados financieros de EDC y CEDC correspondientes al ejercicio fiscal del 2001.
- Designación de las nuevas juntas directivas para el período 2002-2003, ratificándose la mayoría de los directores principales y suplentes, así como la incorporación de los señores Jonathan Coles y Nelson Ortiz como director principal y suplente, respectivamente.
- Emisión de papeles comerciales por un monto de hasta 100 millardos de bolívares respectivamente o su equivalente en moneda extranjera.
- Un programa de emisión de acciones a ser suscritas por los trabajadores de EDC y CEDC.
- Mantener el capital autorizado de la EDC en la cantidad actual de 598.800 millones de bolívares, para lo cual los accionistas delegaron en la junta directiva las oportunidades en las cuales se suscribirá dicho capital.
- Decretar un dividendo de 17,50 bolívares por acción que será pagado en la forma y oportunidades que acuerde la Junta Directiva.

Nuevos Nombramientos:

- La Junta Directiva de EDC y CEDC. en su reunión del 20 de marzo de 2002, nombró a Andrés Gluski como Presidente de la Junta Directiva y a Steven Clancy como Presidente Ejecutivo de ambas empresas. Por otra parte, fue aprobada la designación de Julián Nebreda como Vice-Presidente Ejecutivo de Finanzas.

Dividendos

- La Junta Directiva de C.A. La Electricidad de Caracas de conformidad con la delegación que le otorgó la Asamblea Ordinaria de Accionistas celebrada el pasado 20 de marzo, anunció el pago del dividendo ordinario en efectivo aprobado en dicha asamblea. El monto a distribuir será de Bs. 17,50 por acción (Bs.875,00 por ADR) a los accionistas inscritos en los libros al 12 de abril de este año y con fecha efectiva de pago al 18 de abril.

Ventas al Sistema Interconectado Nacional

- A fin de ayudar a reducir el déficit coyuntural de generación presentado por los bajos niveles de agua en la represa del Guri, La EDC durante el primer trimestre de 2002 exportó energía al Sistema Interconectado Nacional, en la cantidad de 278 GWh.
- Generación de Energía y Vapor (GENEVAPCA) además de cumplir su compromiso con la industria petrolera, durante el primer trimestre de 2002 contribuyó a minimizar las carencias de energía eléctrica de la región de la Península de Paraguaná (lugar donde realiza sus operaciones) con un total de 121GWh, lo que representó el 70% de las necesidades de la región.

Mantenimiento de Unidad de 400MW de la Planta Ampliación Tacoa

- Durante el mes enero culminó el mantenimiento mayor programado de la unidad N° 7 de la planta Ampliación Tacoa. Cabe destacar que el mismo se realizó en un período de 4 semanas lo que representó aproximadamente la mitad del tiempo planificado. Esto le permitió a EDC no contratar energía del Sistema Interconectado Nacional y exportar 58 GWh durante el mes de enero.

Venta de las Acciones de Compañía Anónima Nacional de Teléfonos CANTV

- El 20 de marzo Corporación EDC, C.A. anunció que su subsidiaria Inversiones Inextel, C.A. vendió en una sola transacción 7.179.312 ADS de la Compañía Anónima Nacional Teléfonos de Venezuela (CANTV), a un precio de US$ 12,75 por ADS, por un total de US$ 91,5 millones.

Servicio de Atención Comercial Integral a Clientes de PDVSA-Gas

- A partir del 1 de enero del año 2002, se hizo efectivo el convenio de Administradora Serdeco con PDVSA – Gas para la atención de los clientes de la red de gas doméstico en la Gran Caracas, el cual contempla los servicios de lectura, facturación, cobro, suspensión, reconexión e instalación del servicio, recepción de pagos y atención de requerimientos. El proyecto se ha desarrollado con gran acierto ya que para el primer trimestre se les ha prestado la atención comercial integral a 232.476 clientes de un universo de aproximadamente 250.000.

Programa Integral Educativo

- Desde octubre de 2001, EDC viene desarrollando un Plan Integral de Educación Comunitaria sobre Prevención y Seguridad con Instalaciones Eléctricas que tiene por objeto minimizar el riesgo de ocurrencia de accidentes en la comunidad, así como crear conciencia sobre el valor de la energía eléctrica y la importancia de su uso racional.
- Durante el trimestre, se dio comienzo a las fases de inicio, diagnóstico, información, formación, prevención y evaluación del programa en las 34 escuelas y comunidades que forman parte del proyecto piloto.

Los resultados presentados en este Informe no han sido auditados y han sido elaborados de acuerdo a los Principios de Contabilidad vigentes en Venezuela para empresas cuyos valores están registrados en la Comisión Nacional de Valores de Venezuela. Los mismos han sido ajustados para reflejar los efectos de la inflación siguiendo las normas antes mencionadas y están presentados en bolívares constantes al 31 de marzo del 2002. La tasa de cambio para el cierre del primer trimestre del 2002 fue 894,50 bolívares/US dólar, y el tipo de cambio promedio para el período fue de 859.70 bolívares/US dólar.

El Grupo EDC, filial de the AES Corporation, está compuesto por dos Empresas, C.A. La Electricidad de Caracas y Compañías Filiales (EDC) que provee servicio eléctrica principalmente al área metropolitana de Caracas y que es a su vez la empresa privada de servicio eléctrico más grande de Venezuela y la Corporación EDC, C.A. y Compañías Filiales (CEDC) focalizada ésta en negocios de electricidad no regulados en Venezuela y de telecomunicaciones y servicios en Venezuela y el exterior. Cada acción de la EDC se transa en la Bolsa de Valores de Caracas en conjunto con una acción de la CEDC. El American Depositary Receipt (ADR) del Grupo se negocia en los Estados Unidos en el mercado "over-the-counter", bajo el símbolo: "ELDAY".

AES principal accionista, es una compañía de electricidad líder a nivel mundial que efectúa negocios en el área de generación competitiva, distribución y suministro al detal de electricidad en 40 países.
AES es una empresa dedicada a suministrar electricidad a nivel mundial de forma socialmente responsable.

Agradeceremos dirigir sus preguntas o comentarios relacionados con éste reporte a la atención de Relaciones con los Inversionistas, por correo electrónico: info@edc-ven,com

II. *ESTADOS FINANCIEROS COMBINADOS*

ASPECTOS RESALTANTES DEL ESTADO DE GANANCIAS Y PERDIDAS
(Basado en estados financieros no auditados y expresados en millones de bolivares constantes al 31 de marzo de 2002)

	EDC Ene-Mar 02	CEDC Ene-Mar 02	Grupo EDC Ene-Mar 02	Grupo EDC Ene-Mar 01	Grupo EDC Ene-Mar 02 US$
Ingresos de Operación	148,095	19,622	**167,717**	**170,207**	187.50
EBITDA	77,155	12,725	**89,880**	**96,171**	100.48
Utilidad (Pérdida) Neta	(25,451)	(25,651)	**(51,102)**	**32,630**	(57.13)

ASPECTOS RESALTANTES DEL BALANCE GENERAL
(Basado en estados financieros no auditados y expresados en millones de bolivares constantes al 31 de marzo de 2002)

	EDC 31 Mar 02	CEDC 31 Mar 02	Grupo EDC 31 Mar 02	Grupo EDC 31 Mar 01	Grupo EDC 31 Mar 02 US$
Efectivo y Equivalentes de Efectivo	228,184	13,112	**241,296**	**220,670**	269.76
Propiedades, Planta y Equipos, neto	2,074,810	261,144	**2,335,954**	**2,443,067**	2,611.46
Total Activo	2,812,423	390,236	**3,202,659**	**3,574,560**	3,580.39
Préstamos y Sobregiros Bancarios + PCDLP(1)	370,552	21,017	**391,569**	**537,528**	437.75
Deuda Largo Plazo	521,522	3,556	**525,078**	**417,634**	587.01
Total Pasivo	1,136,281	211,844	**1,348,125**	**1,374,665**	1,507.13
Patrimonio	1,676,142	178,392	**1,854,534**	**2,199,895**	2,073.26
Total Capitalización	2,568,216	202,965	**2,771,181**	**3,155,057**	3,098.02
EBITDA/Intereses y Gastos Financieros , netos	3.13	1.56	**2.74**	**4.75**	2.74
Total Deuda/EBITDA*	2.89	0.48	**2.55**	**2.48**	2.55
Deuda Financiera/Capitalización Total	34.74%	12.11%	**33.08%**	**30.27%**	33.08%
Margen EBITDA	52.10%	64.85%	**53.59%**	**56.50%**	53.59%

*Índices reflejan cálculos anualizados.
(1) PCDLP = Porción Corriente Deuda a Largo Plazo.

III. ESTADOS FINANCIEROS

C.A. La Electricidad de Caracas

C.A. LA ELECTRICIDAD DE CARACAS Y COMPAÑIAS FILIALES
ESTADOS CONSOLIDADOS DE GANANCIAS Y PERDIDAS

(Basado en estados financieros no auditados y expresados en millones de bolivares constantes al 31 de marzo de 2002)

	2001 1er Trim	2002 1er Trim	2002 1er Trim US$
Ingresos de Operación	147,694	**148,095**	174.33
Gastos de Operación	(67,111)	**(70,940)**	(83.51)
EBITDA	**80,583**	77,155	**90.82**
MARGEN EBITDA	**54.56%**	**52.10%**	**52.10%**
Depreciación y Amortización	(50,741)	**(46,607)**	(54.86)
EBIT	**29,842**	**30,548**	**35.96**
MARGEN EBIT	**20.21%**	**20.63%**	**20.63%**
Otros Ingresos y (Gastos) Neto	(2,076)	**1,108**	1.30
Intereses y Gastos Financieros	(25,131)	**(45,398)**	(53.44)
Intereses Ganados	8,707	**20,726**	24.40
Diferencia en Cambio Neta	3,487	**(59,123)**	(69.60)
UTILIDAD ANTES DEL REI, PROVISIÓN PARA IMPUESTOS E INTERÉS MINORITARIO	**14,829**	**(52,139)**	**(61.38)**
Resultado por Exposición a la Inflación	8,147	**29,252**	34.43
Provisión para Impuesto	(2,372)	**(2,564)**	(3.02)
Interés Minoritario	(22)	**0**	0.00
UTILIDAD (PÉRDIDA) NETA	**20,582**	**(25,451)**	**(29.96)**
MARGEN UTILIDAD NETA	**13.94%**	**-17.19%**	**-17.19%**
UTILIDAD (PÉRDIDA) NETA POR ACCIÓN	6.59	**-8.15**	(0.010)
UTILIDAD (PÉRDIDA) NETA POR ADR	329.42	**-407.35**	(0.480)
ACCIONES EN CIRCULACIÓN (Millones) **	3,124	**3,124**	3,124
EBITDA/Intereses y Gastos Financieros, netos	4.91	3.13	3.13
Utilidad (Pérdida) Neta / Patrimonio*	4.38%	**-6.07%**	-6.07%

* Índices reflejan cálculos anualizados.

** Promedio ponderado 12 meses

C.A. La Electricidad de Caracas

C.A. LA ELECTRICIDAD DE CARACAS Y COMPAÑIAS FILIALES
BALANCES GENERALES CONSOLIDADOS

(Basado en estados financieros no auditados y expresados en millones de bolivares constantes al 31 de marzo de 2002)

	2001 31 Marzo	2002 31 Marzo
ACTIVO		
Activo Circulante	617,787	**658,312**
Efectivo y Equivalentes de Efectivo	192,615	**228,184**
Propiedades, Planta y Equipos, neto	2,161,101	**2,074,810**
Inversiones	66,889	**31,159**
Cuentas por Cobrar a Largo Plazo	28,648	**40,915**
Activos Intangibles y Cargos Diferidos	1,189	**7,227**
Total Activo	**2,875,614**	**2,812,423**
PASIVO Y PATRIMONIO		
Pasivo Circulante	495,514	**537,116**
Préstamos y Sobregiros Bancarios	243,780	**265,510**
Porción Corriente Deuda LP	140,459	**105,042**
Deuda a Largo Plazo	415,053	**521,522**
Otros Pasivos	83,724	**77,502**
Intereses Minoritarios	738	**141**
Patrimonio	1,880,585	**1,676,142**
Total Pasivo y Patrimonio	**2,875,614**	**2,812,423**
Activo Circulante / Pasivo Circulante	1.25	**1.23**
Deuda Financiera C P / Deuda L P	0.93	**0.71**
Patrimonio / Activo Total	65.40%	**59.60%**
Deuda Financiera / Capitalización Total	29.83%	**34.74%**

IV. ASPECTOS TÉCNICOS

	Unidad	1er Trim 2002	1er Trim 2001
GENERACIÓN Y COMPRA DE ENERGIA NETA	**GWh**		
GENERACION BRUTA		3,160	2,245
ENERGIA COMPRADA		71	614
CONSUMO INTERNO Y PÉRDIDAS		(664)	(476)
TOTAL ENERGIA VENDIDA		**2,567**	**2,383**
QUE SE DISTRIBUYE COMO SIGUE:	**GWh**	**2,567**	**2,383**
Residencial		811	872
Industrial		441	457
General		830	846
Oficial /Alumbrado Público		207	208
Energia Exportada		278	-
NUMERO DE CLIENTES (SUMINISTROS)	**Num.**	**1,180,639**	**1,164,059**
Residencial		1,003,887	990,666
Industrial		9,783	9,922
General		159,219	155,749
Oficial /Alumbrado Público		7,750	7,722
PÉRDIDAS TOTALES (Promedio móvil doce meses)	**%**	15.17	12.08
TIEMPO TOTAL ANUAL DE INTERRUPCIÓN (T.T.A.)	**min.**	368	364

- La variación en la pérdidas técnicas obedece a un cambio en la metodología para su cálculo, así como también, a la justa determinación de los parámetros establecidos por la metodología. Durante este trimestre la empresa ha intensificado su programa de reducción de pérdidas no técnicas, a fin de llevarlas a niveles adecuados.

Corporación EDC, C.A.

V. ESTADOS FINANCIEROS

CORPORACION EDC C.A. Y COMPAÑIAS FILIALES
ESTADOS CONSOLIDADOS DE GANANCIAS Y PERDIDAS

(Basado en estados financieros no auditados y expresados en millones de bolivares constantes al 31 de marzo de 2002)

	2001 1er Trim	2002 1er Trim	2002 1er Trim US$
Ingresos de Operación	22,513	**19,622**	21.94
Gastos de Operación	(6,925)	**(6,897)**	(7.71)
EBITDA	**15,588**	12,725	**14.23**
MARGEN EBITDA	**69.24%**	**64.85%**	**64.85%**
Depreciación y Amortización	(4,688)	**(4,265)**	(4.77)
EBIT	**10,900**	8,460	**9.46**
MARGEN EBIT	**48.42%**	**43.11%**	**43.11%**
Otros Ingresos y (Gastos) Neto	997	**(38,319)**	(42.84)
Intereses y Gastos Financieros	(4,644)	**(8,203)**	(9.17)
Intereses Ganados	835	**23**	0.03
Diferencia en Cambio Neta	1,001	**3,452**	3.86
PÉRDIDA ANTES DEL REI, PROVISIÓN PARA IMPUESTOS, PARTICIPACIÓN DE COMPAÑÍAS NO CONSOLIDADAS E INTERÉS MINORITARIO	**9,089**	**(34,587)**	**(38.67)**
Resultado por Exposición a la Inflación	3,003	**8,555**	9.56
Provisión para Impuesto	(527)	**(1,542)**	(1.72)
Participación de Compañías no Consolidadas	796	**-**	-
Interés Minoritario	(313)	**1,923**	2.15
UTILIDAD (PÉRDIDA) NETA	**12,048**	**(25,651)**	**(28.68)**
MARGEN UTILIDAD (PÉRDIDA) NETA	**53.52%**	**N.A.**	**N.A.**
UTILIDAD (PÉRDIDA) NETA POR ACCION	3.71	**(7.90)**	(0.009)
UTILIDAD (PÉRDIDA) NETA POR ADR	185.47	**(394.87)**	(0.441)
ACCIONES EN CIRCULACION**	3,248	**3,248**	3,248
EBITDA/Intereses y Gastos Financieros, netos	4.09	1.56	1.56
Utilidad (Pérdida) Neta / Patrimonio*	15.09%	**N/A**	N/A

* Índices reflejan cálculos anualizados.

** Promedio ponderado 12 meses

Corporación EDC, C.A.

CORPORACION EDC C.A. Y COMPAÑIAS FILIALES
BALANCES GENERALES CONSOLIDADOS

(Basado en estados financieros no auditados y expresados en millones de bolivares constantes al 31 de marzo de 2002)

	2001 31 Marzo	2002 31 Marzo
ACTIVO		
Activo Circulante	85,450	68,644
Efectivo y Equivalente de Efectivo	28,055	13,112
Propiedades, Planta y Equipos, neto	281,966	261,144
Inversiones	318,961	47,516
Cargos Diferidos y otros activos	12,569	12,932
Total Activo	**698,946**	**390,236**
PASIVO Y PATRIMONIO		
Pasivo Circulante	371,172	201,429
Préstamos y sobregiros bancarios	28,415	19,831
Porción corriente deuda LP	124,874	1,186
Deuda a Largo Plazo	2,581	3,556
Otros Pasivos	962	1,519
Intereses Minoritarios	4,921	5,340
Patrimonio	319,310	178,392
Total Pasivo y Patrimonio	**698,946**	**390,236**
Activo Circulante / Pasivo Circulante	0.23	0.34
Deuda Financiera C P / Deuda L P	59.39	5.91
Patrimonio / Activo Total	45.68%	45.71%
Deuda Financiera / Capitalización Total	32.80%	12.11%